Exhibit 3.11

CERTIFICATE OF FORMATION

OF

RHP PARTNER, LLC

This Certificate of Formation of RHP Partner, LLC is to be filed with the Secretary of State of the State of Delaware pursuant to Section 18-201 of the Delaware Limited Liability Company Act.

1. The name of the limited liability company is RHP Partner, LLC.

2. The name and street and mailing address of the initial registered office and the registered agent for service of process of the limited liability company in the State of Delaware is as follows: Corporation Service Company, 2711 Centerville Road, Suite 400, City of Wilmington, County of New Castle, Delaware 19808.

Dated as of this 11th day of September, 2012.

/s/ Scott J. Lynn
Scott J. Lynn, Authorized Person